ISSUER FREE WRITING PROSPECTUS

(Supplementing Preliminary Prospectus Dated April 25, 2008)

Filed Pursuant to Rule 433

Registration No. 333-148201

(www.sec.gov/Archives/edgar/data/1421182/000119312508106397/0001193125-08-106397-index.htm)

May 7, 2008

VERSO PAPER CORP.

This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated April 25, 2008 and should be read together with the preliminary prospectus dated April 25, 2008.

On May 7, 2008, Verso Paper Corp. filed Amendment No. 5 to its registration statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated April 25, 2008. This Free Writing Prospectus sets forth the complete revised disclosures under the following captions of the preliminary prospectus dated April 25, 2008, which were revised, among other things, to reflect our financial condition and results of operations as of March 31, 2008 and for the three months ended March 31, 2008:

•	Prospectus Summary—Summary of Combined Financial Data;

•	Prospectus Summary—Covenant Compliance;

•	Use of Proceeds;

•	Cash and Capitalization;

•	Dilution;

•	Selected Historical Combined Financial Data;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	Principal and Selling Stockholders;

•	Certain Relationships and Related Party Transactions—Management Agreement; and

•	Unaudited Condensed Combined Financial Statements of Verso Paper Corp. as of March 31, 2008, and for the three months ended March 31, 2007 and 2008.

The terms the “company,” “Verso Paper,” “we,” “us,” “our” and “Successor” are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated April 25, 2008.

* * *

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

Verso Paper has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Verso Paper has filed with the SEC for more complete information about Verso Paper and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Verso Paper, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: (1) Credit Suisse Securities (USA) LLC, toll-free 1-800-221-1037; or (2) Citigroup Global Markets Inc., toll-free 1-800-851-9146.

Summary Combined Financial Data

The following table presents our summary historical combined financial data. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements of the Coated and Supercalendered Papers Division of International Paper and the audited combined financial statements of Verso Paper Corp. and notes thereto included elsewhere in this prospectus, as well as the other financial information included in this prospectus.

On August 1, 2006, our wholly-owned subsidiary, Verso Paper LLC, acquired the assets and certain of the liabilities of the Coated and Supercalendered Papers Division from International Paper, including the four mills located in Jay and Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions, pursuant to the terms of a purchase and sale agreement entered into between Verso Paper LLC and International Paper on June 4, 2006. We, along with our subsidiaries, were formed by affiliates of Apollo Global Management LLC for the purpose of consummating the acquisition of the Coated and Supercalendered Papers Division from International Paper, or the “Acquisition.” Unless otherwise noted, references to “Apollo” throughout this prospectus refer to the affiliates of Apollo Global Management LLC that control us. In connection with the Acquisition, Verso Paper Holdings LLC issued $1,185 million of debt, which we refer to as the “Financing,” consisting of a $285 million term loan B facility, or the “Term Loan B,” $600 million in aggregate principal amount of second priority senior secured notes and $300 million in aggregate principal amount of senior subordinated notes. We also obtained a $200 million revolving credit facility, which we refer to, together with the Term Loan B, as the “senior secured credit facilities.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The combined statement of operations data for the year ended December 31, 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, which we refer to as the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of December 31, 2007, and the combined statement of operations data for the five months ended December 31, 2006, and the year ended December 31, 2007, have been derived from the combined financial statements of Verso Paper Corp, which we refer to as the “Successor” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of March 31, 2008, and the statements of operations data for the three months ended March 31, 2007 and 2008, have been derived from the unaudited combined financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars and tons in millions, except per share data)
Statement of Operations Data:
Net sales	$1,603.8	$904.4	$706.8	$1,628.8	$359.8	$453.9
Costs and expenses:
Costs of products sold exclusive of depreciation and amortization	1,338.2	771.6	589.3	1,403.1	316.3	375.4
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2
Selling, general and administrative expenses	65.6	34.3	14.4	53.1	11.2	14.2
Restructuring and other charges	10.4	(0.3)	10.1	19.4	5.3	1.7

Operating income (loss)	60.2	26.1	44.7	30.0	(2.6)	30.4
Interest expense	14.8	8.4	49.1	143.0	33.7	33.7
Interest income	—	—	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes	45.4	17.7	(2.6)	(111.5)	(35.4)	(3.1)
Provision for income taxes	17.9	7.0	—	—	—	—

Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)

Per Share Data:
Earnings (loss) per share			$(0.07)	$(2.93)	$(0.93)	$(0.08)
Common shares outstanding			38,046,647	38,046,647	38,046,647	38,046,647

Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$116.8	$39.3	$128.2	$15.0	$(76.6)	$(26.1)
Cash used in investing activities	(53.0)	(27.6)	(1,402.0)	(69.1)	(11.0)	(12.8)
Cash (used in) provided by financing activities	(63.8)	(11.6)	1,386.3	0.2	(0.4)	0.1

Other Financial and Operating Data:
EBITDA(1)	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6
Capital expenditures	53.1	27.7	27.8	70.9	11.0	12.8
Total tons sold	2,024.9	1,145.0	866.4	2,096.3	467.0	522.3

	As of March 31, 2008
	Actual	As Adjusted(2)
	(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$19.7	$26.0
Working capital(3)	101.7	111.9
Property, plant and equipment, net	1,143.8	1,143.8
Total assets	1,581.2	1,580.9
Net total debt(4)	1,400.0	1,129.8
Stockholders’ equity	(74.9)	188.7

(1)	EBITDA consists of earnings before interest, taxes, depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We use EBITDA as an operating performance measure, and not a liquidity measure. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under accounting principles generally accepted in the United States, or “U.S. GAAP,” and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined		Successor Combined
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,	Three Months Ended March 31,	Three Months Ended March 31,
	2005	2006	2006	2007	2007	2008
	(dollars in millions)
Net income (loss)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)
Interest expense, net:	14.8	8.4	47.3	141.5	32.8	33.5
Income tax expense	17.9	7.0	—	—	—	—
Depreciation and amortization	129.4	72.7	48.3	123.2	29.6	32.2

EBITDA	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6

(2)	The as adjusted combined balance sheet data reflects the balance sheet data as of March 31, 2008, adjusted for this offering and the use of the net proceeds therefrom. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(4)	Net total debt is defined as total debt less cash and cash equivalents.

Covenant Compliance

Certain covenants contained in the credit agreement governing our subsidiary’s senior secured credit facilities and the indentures governing our subsidiary’s outstanding notes (i) require the maintenance of a net first lien secured debt to Adjusted EBITDA ratio (as defined below) of 3.25 to 1.0 and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below) and net senior secured debt to Adjusted EBITDA ratios. The covenants restricting our ability to incur additional indebtedness and make future acquisitions require a ratio of Adjusted EBITDA to Fixed Charges of 2.0 to 1.0 and a net senior secured debt to Adjusted EBITDA ratio of 6.0 to 1.0, in each case measured on a trailing four-quarter basis. For the purpose of calculating these ratios, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our outstanding notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended March 31, 2008, is calculated by subtracting the data for the three months ended March 31, 2007, from the data for the year ended December 31, 2007, and adding the data for three months ended March 21, 2008.

	Successor
	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008
	(dollars in millions)
Cash flow from operating activities	$(76.6)	$15.0	$(26.1)	$65.5
Amortization of debt issuance costs	(1.6)	(6.7)	(1.7)	(6.8)
Interest income	(0.9)	(1.5)	(0.2)	(0.8)
Interest expense	33.7	143.0	33.7	143.0
Loss on disposal of fixed assets	(0.1)	(1.0)	(0.1)	(1.0)
Other, net	(0.2)	1.5	(2.8)	(1.1)
Changes in assets and liabilities, net	72.7	2.9	59.8	(10.0)

EBITDA	$27.0	$153.2	$62.6	$188.8
Operational improvements(a)	1.5	6.1	1.4	6.0
Restructuring, severance and other(b)	5.3	19.4	1.7	15.8
Non-cash compensation/benefits(c)	0.4	0.6	0.1	0.3
Other items, net(d)	0.1	8.0	0.1	8.0

Adjusted EBITDA				$218.9

As adjusted cash interest expense(e)				$107.8
Adjusted EBITDA to as adjusted cash interest expense(e)				2.0
Net senior secured debt to Adjusted EBITDA				3.7
Net first-lien secured debt to Adjusted EBITDA				1.1

(a)	Represents the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(b)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(c)	Represents amortization of certain one-time benefit payments.

(d)	Represents earnings adjustments for legal and consulting fees, and other miscellaneous non-recurring items.

(e)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended March 31, 2008 equal to $29.5 million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to 9.5% as of March 31, 2008, and the repayment of the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to 6.2% as of March 31, 2008, as if this offering and the use of the net proceeds therefrom were consummated on April 1, 2007. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $295.8 million, based upon an assumed initial public offering price of $17.00 per share, the mid-point of the price range set forth on the cover of this prospectus.

First, we intend to use approximately $252.5 million of the net proceeds from this offering to repay the outstanding $250.0 million senior unsecured term loan facility of Verso Paper Finance Holdings LLC, as well as the $2.5 million prepayment penalty related thereto. The net proceeds from the incurrence of the senior unsecured term loan facility by Verso Paper Finance Holdings LLC were distributed to our equity holders. The senior unsecured term loan facility matures on February 1, 2013, and accrues interest at rate equal to the London Interbank Offered Rate, or “LIBOR,” plus 6.25%. Credit Suisse Loan Funding LLC, an affiliate of Credit Suisse Securities (USA) LLC, and J.P. Morgan Whitefriars Inc., an affiliate of J.P. Morgan Securities Inc., are lenders under the Verso Paper Finance Holdings LLC senior unsecured term loan facility in the amounts of $17.5 million and $10.0 million, respectively, and therefore will receive proceeds from this offering. See “Underwriting—Relationships.”

Second, we intend to use $14.0 million of the net proceeds from this offering to repay the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC. The revolving credit facility and senior secured term loan of Verso Fiber Farm LLC each mature on August 1, 2010 and accrue interest at a rate equal to LIBOR plus 3.00%. Credit Suisse, Cayman Islands Branch is a lender under the Verso Fiber Farm LLC senior secured term loan facility and revolving credit facility in the amounts of $5.0 million and $2.5 million, respectively, and therefore will receive proceeds from this offering. See “Underwriting—Relationships.”

Third, we intend to use $23.1 million of the net proceeds to pay the fee to Apollo in connection with the termination of the fee arrangement under the management agreement. See “Certain Relationships and Related Party Transactions—Management Agreement.”

The remainder of the net proceeds, if any, will be used for general corporate purposes, including working capital, the expansion of our production capabilities, research and development, purchases of capital equipment and potential acquisitions of businesses that we believe are complementary to our business. We have not determined the specific portion of the net proceeds to be used for any of these purposes, and the net proceeds from this offering have not been accounted for in our normal budgeting process. Although we have from time to time evaluated possible acquisitions of companies and assets that are complementary to our business, we currently have no definitive commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future.

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling stockholder in the event the underwriters exercise their option to purchase additional shares in this offering. “See Principal and Selling Stockholders.”

CASH AND CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2008, on an actual basis and on an as adjusted basis after giving effect to this offering and the use of the net proceeds therefrom. You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and their notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted(1)
	(dollars in millions)
Cash	$19.7	$26.0

Debt:
Short-term debt:
Fiber farm revolving credit facility(2)	$4.0	$—

Long-term debt, including current portion:
Verso Paper Holdings revolving credit facility(2)	—	—
Fiber farm term loan	10.0	—
Term loan B	255.7	255.7
Second priority senior secured notes (fixed)	350.0	350.0
Second priority senior secured notes (floating)	250.0	250.0
Senior subordinated notes	300.0	300.0
Holding company term loan facility	250.0	—

Total long-term debt, excluding current portion	1,415.7	1,155.7
Total debt	$1,419.7	$1,155.7

Stockholders’ Equity:
Common stock, par value $0.01 per share; actual, 250,000,000 shares authorized, 38,046,647 shares issued and outstanding; as adjusted, 250,000,000 shares authorized, 56,796,647 shares issued and outstanding	$0.4	$0.6
Additional paid-in capital(3)	48.5	352.3
Retained deficit(4)	(117.2)	(157.6)
Accumulated other comprehensive income	(6.6)	(6.6)

Total stockholders’ equity	(74.9)	188.7

Total capitalization	$1,344.8	$1,344.4

(1)	The as adjusted data is calculated assuming an initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of the prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $17.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

(2)	Represents the revolving credit facilities of our subsidiaries, Verso Paper Holdings LLC, in the amount of $200.0 million, and Verso Fiber Farm LLC, in the amount of $5.0 million. No amounts were outstanding under the revolving credit facility of Verso Paper Holdings LLC at March 31, 2008, and there is currently $169.9 million of availability under the revolving credit facility after deducting $30.1 million of standby letters of credit that we have obtained. As of March 31, 2008, there was $4.0 million outstanding under Verso Fiber Farm LLC’s revolving credit facility, which will be repaid with the net proceeds from this offering.

(3)	As adjusted Additional paid-in-capital reflects $295.2 million of proceeds from this offering and $8.2 million of stock compensation expense related to the accelerated vesting of the Class C units of Verso Paper Management, LP, our parent, held by our management. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the stock compensation expense reflected in Additional paid-in-capital by $0.9 million.

(4)	As adjusted Retained deficit reflects (i) the write-off of $9.1 million of deferred financing fees and pre-payment penalties associated with the repayment of the senior unsecured term loan facility of Verso Paper Finance Holdings LLC and the revolving and term loan credit facilities of Verso Fiber Farm LLC, and (ii) $8.2 million of stock compensation expense related to the accelerated vesting of the Class C units of Verso Paper Management, LP, our parent, held by our management, and (iii) the $23.1 million fee to Apollo in connection with the termination of the fee arrangement under the management agreement.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering.

As of March 31, 2008, our net tangible book value was approximately $(127.1) million, or $(3.34) per share. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2008. After giving effect to the issuance and sale of 18,750,000 shares of common stock in this offering at an assumed initial public offering price of $17.00, the mid-point of the offering range on the cover of this prospectus, deducting the estimated underwriting discounts and offering expenses that we will pay and the application of the net proceeds therefrom as described under “Use of Proceeds,” our net tangible book value as of March 31, 2008, would have been approximately $136.5 million, or $2.40 per share. This represents an immediate increase in net tangible book value of $5.74 per share to existing stockholders and an immediate dilution of $14.60 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Net tangible book value per share as of March 31, 2007	$(3.34)
Increase in net tangible book value per share attributable to this offering	5.74

Net tangible book value per share after this offering		$2.40

Dilution per share to new investors		$14.60

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) our net tangible book value by $17.7 million, the net tangible book value per share after this offering by $0.31 per share and the dilution to new investors in this offering by $0.69 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The following table sets forth, as of March 31, 2008, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and to be paid by each group, and the average price per share paid by our existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and offering expenses that we will pay:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in millions, except per share data)
Existing stockholders	38.0	67%	$47.8	13%	$1.26
New investors	18.8	33	318.8	87	17.00

Total	56.8	100.0%	$366.6	100.0%	$6.45

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) total consideration and total average price per share paid by new investors by $18.8 million and $1.00, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth our selected historical financial data. The selected historical statement of operations data for the year ended December 31, 2005, and for the seven months ended July 31, 2006, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper, or the “Predecessor” or the “Division,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The selected historical combined statement of operations data for the years ended December 31, 2003 and 2004, and the combined balance sheet data as of December 31, 2003, 2004 and 2005, have been derived from the combined financial statements of the Coated and Supercalendered Papers Division of International Paper that are not included in this prospectus. The selected balance sheet data as of December 31, 2006 and 2007, and the statement of operations data for the five months ended December 31, 2006 and the year ended December 31, 2007, have been derived from the combined financial statements of Verso Paper Corp., or the “Successor,” which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in this prospectus. The combined balance sheet data as of March 31, 2008, and the statements of operations date for three months ended March 31, 2007 and 2008, have been derived from the unaudited combined financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

Our selected historical combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net sales	$1,343.1	$1,463.3	$1,603.8	$904.4	$706.8	$1,628.8	$359.8	$453.9
Costs and expenses:
Cost of products sold exclusive of depreciation and amortization	1,154.1	1,272.5	1,338.2	771.6	589.3	1,403.1	316.3	375.4
Depreciation and amortization	138.3	130.5	129.4	72.7	48.3	123.2	29.6	32.2
Selling, general and administrative expenses	81.4	65.3	65.6	34.3	14.4	53.1	11.2	14.2
Restructuring and other charges	4.5	0.6	10.4	(0.3)	10.1	19.4	5.3	1.7

Operating income (loss)	(35.2)	(5.6)	60.2	26.1	44.7	30.0	(2.6)	30.4
Interest expense	16.3	16.0	14.8	8.4	49.1	143.0	33.7	33.7
Interest income	(0.1)	(0.3)	—	—	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(51.4)	(21.3)	45.4	17.7	(2.6)	(111.5)	(35.4)	(3.1)
Provision (benefit) for income taxes	(19.8)	(8.2)	17.9	7.0	—	—	—	—

Income (loss) before cumulative effect of change in accounting principle	(31.6)	(13.1)	27.5	10.7	(2.6)	(111.5)	$(35.4)	$(3.1)
Cumulative effect of change in accounting principle	(0.7)	—	—	—	—	—

Net income (loss)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars and tons in millions, except per share data)
Per Share Data:
Earnings (loss) per share					$(0.07)	$(2.93)	$(0.93)	$(0.08)
Common shares outstanding					38,046,647	38,046,647	38,046,647	38,046,647

Balance Sheet Data:
Working capital(1)	$78.9	$58.6	$87.8		$153.8	$87.2	$138.6	$101.7
Property, plant and equipment, net	1,384.3	1,363.9	1,287.0		1,212.3	1,160.2	1,194.2	1,143.8
Total assets	1,603.4	1,585.0	1,534.1		1,711.0	1,603.5	1,627.2	1,581.2
Total debt	303.5	302.1	301.2		1,169.3	1,419.6	1,418.8	1,419.7
Stockholders’ equity	1,097.0	1,075.3	1,040.0		280.0	(75.1)	3.0	(74.9)

Statement of Cash Flows Data:
Cash provided by (used in) operating activities	$81.0	$123.7	$116.8	$39.3	$128.2	$15.0	$(76.6)	$(26.1)
Cash used in investing activities	(135.2)	(111.5)	(53.0)	(27.6)	(1,402.0)	(69.1)	(11.0)	(12.8)
Cash (used in) provided by financing activities	54.2	(12.2)	(63.8)	(11.6)	1,386.3	0.2	(0.4)	0.1

Other Financial and Operating Data:
EBITDA(2)	$102.4	$124.9	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6
Capital expenditures	133.3	111.3	53.1	27.7	27.8	70.9	11.0	12.8
Total tons sold	1,934.6	2,064.6	2,024.9	1,145.0	866.4	2,096.3	467.0	522.3

(1)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt and the Division’s accounts payable to International Paper—net.

(2)	EBITDA consists of earnings before interest, taxes depreciation and amortization. EBITDA is a measure commonly used in our industry and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles net income (loss) to EBITDA for the periods presented:

	Predecessor Combined				Successor Combined
	Year Ended December 31,			Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	2003	2004	2005
	(dollars in millions)
Statement of Operations Data:
Net income (loss)	$(32.3)	$(13.1)	$27.5	$10.7	$(2.6)	$(111.5)	$(35.4)	$(3.1)
Interest expense, net	16.2	15.7	14.8	8.4	47.3	141.5	32.8	33.5
Income tax expense (benefit)	(19.8)	(8.2)	17.9	7.0	—	—	—	—
Depreciation and amortization	138.3	130.5	129.4	72.7	48.3	123.2	29.6	32.2

EBITDA	$102.4	$124.9	$189.6	$98.8	$93.0	$153.2	$27.0	$62.6

EBITDA, as defined above, for the seven months ended July 31, 2006, the five months ended December 31, 2005, the year ended December 31, 2007 and the three months ended March 31, 2007 and 2008, was impacted by the following non-cash and unusual (income) expenses:

	Predecessor Combined	Successor Combined
	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31,
				2007	2008
	(dollars in millions)
Lease not assumed(a)	$5.8	$—	$—	$—	$—
Operational improvements(b)	5.7	2.5	6.1	1.5	1.4
Restructuring, severance and other(c)	(0.3)	10.1	19.4	5.3	1.7
Non-cash compensation/benefits(d)	5.0	0.4	0.6	0.4	0.1
Inventory fair value(e)	—	5.9	—	—	—
Other items, net(f)	8.1	(8.2)	8.0	0.1	0.1

Total	$24.3	$10.7	$34.1	$7.3	$3.3

(a)	Represents the historical rent expense incurred on the Sartell property lease that was not assumed by us in the Acquisition.

(b)	Represents expected earnings as a result of changes in the use of two of our paper machines at the Androscoggin mill prior to the Acquisition, and the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(c)	Represents restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition and carve out.

(d)	Represents amortization of certain one-time benefit payments and non-cash benefit payments. Also includes the elimination of historical non-cash stock compensation costs previously incurred by us under International Paper’s compensation plan.

(e)	Represents the fair value of inventory adjustment related to purchase accounting.

(f)	Represents earnings adjustments for exceptional levels of bad debt expense, legal and consulting fees, and other miscellaneous non-recurring items, including adjustments for incremental estimated costs for activities previously part of the corporate allocation as well as other incremental costs we anticipated incurring on a stand-alone basis subsequent to the Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations covers periods prior to the Acquisition. For comparison purposes, the results of operations for the year ended December 31, 2006, are presented on a combined basis, consisting of the historical results of the Predecessor for the seven months ended July 31, 2006, and the results of the Successor for the period beginning August 1, 2006 and ending on December 31, 2006. Accordingly, the discussion and analysis of historical periods do not fully reflect the significant impact that the Acquisition has had on our financial statements. In addition, the statements in the discussion and analysis regarding industry outlook, our expectations regarding the performance of our business and the other non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with “Risk Factors” and our consolidated and combined financial statements included elsewhere in this prospectus.

Overview

We are one of the leading North American suppliers of coated papers to catalog and magazine publishers. Coated paper is used primarily in media and marketing applications, including catalogs, magazines, commercial printing applications, such as high-end advertising brochures, annual reports and direct mail advertising. We are North America’s second largest producer of coated groundwood paper, which is used primarily for catalogs and magazines. We are also one of North America’s largest producers of coated freesheet paper, which is used primarily for upscale catalogs and magazines, annual reports and magazine covers. To complete our product offering to catalog and magazine customers, we have a strategic presence in supercalendered paper, which is primarily used for retail inserts due to its relatively low cost. In addition, we produce and sell market pulp, which is used in the manufacture of printing and writing paper grades and tissue products.

Stand-Alone Company

On August 1, 2006, Apollo purchased the Coated and Supercalendered Papers Division and the fiber farm located near Alexandria, Minnesota from International Paper. The Division was acquired under an asset purchase agreement. The Predecessor financial statements for the periods presented represent the Division’s historical combined financial statements. The preparation of this information was based on certain assumptions and estimates, including allocations of costs from International Paper. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if the Division had been a separate, stand-alone entity during the periods presented or our future results of operations, financial position and cash flows. For example, the historical financial statements of the Predecessor in this report include expenses for certain corporate services provided by International Paper and allocated based on various methods, including direct consumption, percent of capital employed, and number of employees. These historical charges and allocations may not be representative of expenses that we will incur in future reporting periods as we operate as a stand-alone entity.

Selected Factors that Affect our Operating Results

Net Sales

Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors which influence supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. In the second half of 2006, paper prices began to fall and continued to fall into the first half of 2007. We believe this price decline was driven by several factors, including high customer inventories, high producer inventories and cautious purchasing by customers in advance of a scheduled postal rate increase. Some of our North American competitors announced the shutdown of approximately 1.3 million tons of aggregate coated paper capacity that began in the second half of 2007 and will continue throughout 2008, which had become uncompetitive from a cost standpoint. This reduction was equivalent to 12% of North American coated paper capacity. As a result of these recent reductions in production capacity and resulting increases in the average operating rate for North American coated paper manufacturers, coated paper pricing began to strengthen in the second half of 2007. During the second quarter of 2007, we announced a $60 per ton price increase on all coated paper grades, effective July 1. In reflection of the beginning of this price increase, our weighted average paper prices rose from $797 per ton in the second quarter of 2007 to $840 per ton in the fourth quarter of 2007. We expect our weighted average paper prices to continue to increase as we realize this price increase during 2008. We announced two additional price increases in the second half of 2007, totaling a further $125 per ton on coated groundwood grades and another $70 per ton on coated freesheet grades. We began implementing the first of these price increases in October 2007 and the other in January 2008. In the first quarter of 2008, we announced another price increase, effective April 1, of an additional $60 per ton on all coated groundwood grades and another $60 per ton on coated freesheet grades with a basis weight of 55 lbs or lighter.

We are primarily focused on serving two end-user segments: (i) catalogs and (ii) magazines. In 2007, we believe we had a leading market share for the catalog and magazine segments of coated papers. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy.

The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. Most of our contracts are negotiated on an annual basis, with only a few having terms extending beyond one year. Typically, our contracts provide for quarterly price adjustments based on market price movements. These contracts help enable us to plan our production runs well in advance, thereby optimizing production over our integrated mill system.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers which comprise 650 end-user accounts. In 2007, no single customer accounted for more than 10% of our total net sales.

Costs of Products Sold

The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

After giving effect to the Acquisition, our cost of goods sold increased as a result of the purchase accounting treatment of the Acquisition. Under the rules of purchase accounting, we adjusted the value of our assets (including the inventory we acquired) and liabilities at closing to their respective estimated fair values. As a result of these adjustments to our asset basis, following the close of the Acquisition, our costs of goods sold increased by such non-cash increase in our asset basis. However, this increase did not have a cash impact and did not affect our cost of sales for any inventory produced after the close of the Acquisition.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. In the near term, we expect the rate of inflation for our total chemical costs to be lower than that experienced over the last two years. However, we expect imbalances in supply and demand will drive higher prices for certain chemicals such as starch and sodium chlorate.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, we will begin to utilize wood harvested from our 23,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, which should reduce our wood costs.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs will increase in a high energy cost environment. As a result, high energy prices will have a negative impact on our profitability if we are not successful in mitigating these costs through added operational efficiencies or other means. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Labor costs. Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses included in cost of sales do not vary significantly over the short term. In addition, we have not experienced significant labor shortages.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for periodic maintenance. Day-to-day maintenance expenses have not varied significantly from year-to-year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our periodic maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of the normal operation of our mills.

Depreciation and amortization

Depreciation and amortization expense is lower after the Acquisition as a result of the lower asset bases assigned to property, plant, and equipment. Under the rules of purchase accounting, we have adjusted the value of our assets and liabilities to their respective estimated fair values and any excess of the purchase price over the fair market value of the net assets acquired was allocated to goodwill.

Selling, General and Administrative Expenses

The principal components of our selling, general and administrative expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to certain information technology systems and research and development expenses. Also included are allocations of costs for corporate functions historically provided to us by International Paper. For further information about allocated costs, see “—Corporate Allocations.” In addition, we pay a management fee to Apollo on an annual basis pursuant to a management agreement we entered into with Apollo after the consummation of the Acquisition. Upon consummation of this offering, we expect that the fee arrangement with Apollo will be terminated pursuant to the terms of the management agreement. Also, in connection with the accelerated vesting of the Class C units of Verso Paper Management LP, our parent, held by management upon consummation of this offering, we expect to incur $8.2 million of additional stock compensation expense. A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover of this prospectus, would increase (decrease) the expected stock compensation expense by $0.9 million.

Taxes

Prior to the Acquisition on August 1, 2006, the Division was included in the consolidated income tax returns of International Paper. In the Predecessor combined financial statements included in this prospectus, income taxes have been presented based on a calculation of the income tax benefit we estimate would have been generated if we had operated as a separate taxpayer. As a result, we have reflected U.S. federal and state income tax expense (benefit) on our gains (losses) based on an allocated rate of 39.4% for the year ended December 31, 2005 and for the seven months ended July 31, 2006. The Predecessor historically settled the current amount due to/from International Paper through a control account. Income taxes have been provided for all items included in the historical statements of income included herein, regardless of when such items were reported for tax purposes or when the taxes were actually paid or refunded. As a result of the Acquisition, there was a step-up in the tax basis of our assets, significantly reducing our cash income tax payments. Accordingly, our historical income tax expense (benefit) may not necessarily reflect and may differ materially from what our cash tax payments would have been or will be as a stand-alone entity.

Corporate Allocations

The historical combined statement of operations for the Predecessor includes allocations of costs for certain corporate functions historically provided to us by International Paper, including:

•

General corporate expenses. This represents costs related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, certain incentive compensation, risk management, legal, centralized transaction processing and information management and technology. These costs have historically been allocated primarily based on general factors and estimated use of services. These costs are included in selling, general and administrative expenses in the Predecessor’s historical combined statement of operations.

•

Employee benefits and incentives. This represents fringe benefit costs and other incentives, including group health and welfare benefits, U.S. pension plans, U.S. post-retirement benefit plans and employee incentive compensation plans. These costs have historically been allocated on an active headcount basis for health and welfare benefits, including U.S. post-retirement plans, on the basis of salary for U.S. pension plans and on a specific identification basis for employee incentive compensation plans. These costs are included in costs of goods sold, selling, general and administrative expenses and restructuring charges in the Predecessor’s historical combined statement of operations.

•

Interest expense and debt service costs. International Paper historically provided financing to us through cash flows from its other operations and debt incurred. The interest expense associated with incurred debt that has been allocated to us based on specifically-identified borrowings is included in interest expense, net in our statements of operations data. Costs associated with the debt are included in other expense (income) in the Predecessor’s historical combined statement of operations.

Expense allocations from International Paper reflected in the income (loss) in the Predecessor’s historical combined statements of operations were as follows:

	Predecessor Combined
	Year Ended December 31, 2005	Seven Months Ended July 31, 2006
	(dollars in thousands)
General corporate expenses	$44.0	$19.5
Employee benefits and incentives(1)	23.9	11.3
Interest expense and debt service costs	14.8	8.4

(1)	Includes severance payments associated with various headcount reduction initiatives of $7.2 million for 2005.

Following the consummation of the Acquisition, we no longer have allocations for costs for certain corporate functions historically provided to us by International Paper. We now receive services historically provided by International Paper from our internal operations or third-party service providers. Accordingly, it is unlikely that the expenses we will incur as a stand-alone company for services that were historically provided to us by International Paper will reflect the allocated costs included in the Predecessor’s combined financial statements.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. Our combined condensed financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period-to-period, that would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management believes the following critical accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available to us as of the date of the financial statements.

Accounting policies whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include Statement of Financial Accounting Standards, or “SFAS,” No. 5, Accounting for Contingencies, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS No. 142, Goodwill and Other Intangible Assets, SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.

Impairment of long-lived assets and goodwill. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use.

Goodwill and other intangible assets are accounted for in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The impairment evaluation of the carrying amount of goodwill and other intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Goodwill is evaluated at the reporting unit level. Goodwill has been allocated to the “Coated” segment.

The evaluation for impairment is performed by comparing the carrying amount of these assets to their estimated fair value. If impairment is indicated, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. Management believes the accounting estimates associated with determining fair value as part of the impairment test is a critical accounting estimate, because estimates and assumptions are made about our future performance and cash flows. While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Pension and Postretirement Benefit Obligations. We offer various pension plans to employees. The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, including the expected long-term rate of return on plan assets, discount rates, projected future compensation increases, and mortality rates. Actuarial valuations and assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used.

Contingent liabilities. A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. We estimate our contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, asset retirement obligations and environmental costs and obligations, involves the use of critical estimates, assumptions and judgments. Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events will not differ from management’s assessments.

Recent Accounting Developments

Derivatives and Hedging Activities. In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our combined results of operations or combined financial position.

Business Combinations. In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141-R establishes principles and requirements for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed and noncontrolling interests; recognizes and measures goodwill acquired in a business combination or gain from a bargain purchase; and establishes disclosure requirements. SFAS No. 141-R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We will apply the provisions of SFAS No. 141-R to any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective, on a prospective basis, for fiscal years, and interim periods within those years, beginning on or after December 15, 2008. The presentation and disclosure requirements for existing minority interests should be applied retrospectively for all periods presented. Early adoption is prohibited. The impact of adopting SFAS No. 160 is not expected to have a material impact on our combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 was effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on our combined results of operations or combined financial position.

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007. However, FSP 157-2, Effective Date of FASB Statement No. 157, delayed the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to years beginning after November 15, 2008. The impact of adopting the initial provisions of SFAS No. 157 did not have a material impact on our combined results of operations or combined financial position. The impact of adopting the remaining provisions of SFAS No. 157 is not expected to have a material impact on our combined results of operations or combined financial position.

Results of Operations

The following table sets forth certain historical combined financial information for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008. For comparison purposes, we have presented the results of operations for the year ended December 31, 2006, on a combined basis, consisting of the historical results of operations of our Predecessor for the seven months ended July 31, 2006, and the historical results of operations for the Successor for the five months ended December 31, 2006. We believe that this approach is beneficial to the reader by providing an easier-to-read discussion of the results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations.

U.S. GAAP does not contemplate the combination of the financial results of our Predecessor and Successor, as the combined information does not include any pro forma assumptions or adjustments and, as a result, does not fully reflect the significant impact the Acquisition has had on our financial statements. In particular, the pro forma impact of fair value adjustments to personal property and other property and equipment due to the allocation of the purchase price to assets acquired and liabilities assumed resulted in a lower depreciation expense for the Successor. The pro forma impact of these adjustments on the Predecessor’s results of operations for the seven months ended July 31, 2006, would have been a reduction of $5.4 million in depreciation expense. In addition, intangible assets recognized through the allocation of the purchase price to assets acquired and liabilities assumed resulted in incremental amortization expense for the Successor. The pro forma impact on the Predecessor’s results of operations for the seven months ended July 31, 2006, would have been $0.4 million of amortization expense, resulting in a net pro forma reduction in depreciation and amortization expense of $5.0 million for the year ended December 31, 2006.

Cost of sales in the following discussion includes the cost of products sold and depreciation and amortization. The following table and discussion should be read in conjunction with the information contained in our historical combined financial statements and the notes thereto included elsewhere in this prospectus. However, our historical results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future.

	Predecessor		Successor	Non-GAAP Combined Successor and Predecessor	Successor
	Year Ended December 31, 2005	Seven Months Ended July 31, 2006	Five Months Ended December 31, 2006	Year Ended December 31, 2006	Year Ended December 31, 2007	Three Months Ended March 31, 2007	Three Months Ended March 31, 2008
	(dollars in millions)
Net sales	$1,603.8	$904.4	$706.8	$1,611.2	$1,628.8	$359.8	$453.9
Cost and expenses:
Cost of products sold excluding depreciation and amortization	1,338.2	771.6	589.3	1,360.9	1,403.1	316.3	375.4
Depreciation and amortization	129.4	72.7	48.3	121.0	123.2	29.6	32.2
Selling, general, and administrative	65.6	34.3	14.4	48.7	53.1	11.2	14.2
Restructuring and other charges	10.4	(0.3)	10.1	9.8	19.4	5.3	1.7

Operating income (loss)	60.2	26.1	44.7	70.8	30.0	(2.6)	30.4
Interest expense	14.8	8.4	49.1	57.5	143.0	33.7	33.7
Interest income	—	—	(1.8)	(1.8)	(1.5)	(0.9)	(0.2)

Income (loss) before income taxes	45.4	17.7	(2.6)	15.1	(111.5)	(35.4)	(3.1)
Income tax expense	17.9	7.0	—	7.0	—	—	—

Net income (loss)	$27.5	$10.7	$(2.6)	$8.1	$(111.5)	$(35.4)	$(3.1)

Three Months Ended March 31, 2008 Compared to Three Months Ended March 31, 2007

Net Sales. Net sales for first quarter 2008 increased 26% to $453.9 million from $359.8 million in first quarter 2007. The improvement was the result of an 11.8% increase in sales volume coupled with a 12.8% increase in average sales prices for first quarter 2008 compared to the same period in 2007.

Net sales for our coated and supercalendered papers segment increased to $404.9 million in first quarter 2008 from $314.8 million in first quarter 2007. The increase reflects a 14.8% increase in paper volumes and a 12.0% increase in average paper sales prices for first quarter 2008 compared to first quarter 2007.

Net sales for our market pulp segment were $39.1 million for first quarter 2008 compared to $36.0 million for the same period in 2007. This increase was due to an 11.2% increase in average sales prices compared to first quarter 2007. Partially offsetting this increase was a 2.5% decline in volume as internal consumption increased.

Net sales for our other segment were $9.9 million for first quarter 2008 compared to $9.0 million for first quarter 2007. The improvement in net sales for our other segment during the first quarter 2008 reflects an 11.0% increase in average sales prices, partially offset by a 1.2% decrease in sales volume compared to first quarter 2007.

Cost of sales. Cost of sales increased 17.8% to $407.6 million in first quarter 2008 compared to $345.9 million for the same period in 2007, primarily driven by higher sales volume and increased prices of certain commodities we use in our production. Our gross margin, excluding depreciation and amortization, was 17.3% for first quarter 2008, compared to 12.1% for first quarter 2007. This increase reflects the increase in average sales prices during first quarter 2008. Depreciation and amortization expense was $32.2 million in first quarter 2008 compared to $29.6 million in 2007.

Selling, general and administrative. Selling, general and administrative expenses were $14.2 million in first quarter 2008 compared to $11.2 million for the same period in 2007, primarily reflecting costs associated with the development of our infrastructure as a stand-alone organization.

Interest expense. Interest expense was $33.7 million in first quarter 2008, the same amount as the interest expense for the same period in 2007.

Restructuring and other charges. Restructuring and other charges are comprised of transition and other non-recurring costs associated with the Acquisition and carve out of our operations from those of International Paper, including costs of a transition services agreement with International Paper. The charges for the three-month periods ended March 31, 2008 and 2007, were $1.7 million and $5.3 million, respectively. The charges in 2008 and 2007 included $0.2 million and $2.2 million, respectively, of transition services agreement costs. We are no longer operating under the transition services agreement.

2007 Successor to 2006 Combined Successor and Predecessor

Net Sales. Net sales for the year ended December 31, 2007 were $1,628.8 million compared to $1,611.2 million for the year ended December 31, 2006, an increase of 1.1%. The increase was the result of a 4.2% increase in the tons sold in 2007. This increase was partially offset by a 3.0% decrease in our average sales price per ton for all of our products over the comparable period.

Net sales for our coated and supercalendered papers segment were $1,443.2 million for the year ended December 31, 2007, compared to $1,425.2 million for the year ended December 31, 2006, an increase of 1.3%. The increase was primarily due to higher paper volumes, which increased by 6.1% compared to 2006, partially offset by lower paper prices, which decreased 4.6% over the comparable period.

Net sales for our hardwood market pulp segment were $148.0 million for the year ended December 31, 2007, compared to $147.0 million for the year ended December 31, 2006, an increase of 0.7%. The increase was due to higher sales prices of 5.9%, while volumes decreased 5.0% due to an increase in internal consumption.

Net sales for our other segment were $37.6 million for the year ended December 31, 2007, compared to $39.0 million for the year ended December 31, 2006, a decrease of 3.7%. This decrease reflects a 4.1% decline in sales volume, partially offset by a 0.5% increase in average sales prices compared to 2006.

Cost of sales. Cost of sales for the year ended December 31, 2007, was $1,526.3 million compared to $1,481.9 million for the year ended December 31, 2006, an increase of 3.0%, primarily driven by higher sales volume. Although the prices of certain commodities we use in our production were higher in 2007, the operational efficiencies and improvements we have implemented, including through our R-GAP improvement program, more than offset the increased prices of raw materials. Our gross margin, excluding depreciation and amortization, was 13.9% for the year ended December 31, 2007, compared to 15.5% for the same period in 2006. This decline reflects the lower average sales prices in 2007. Depreciation and amortization expense for the year ended December 31, 2007, was $123.2 million compared to $121.0 million for the year ended December 31, 2006.

Selling, general and administrative. Selling, general and administrative expenses were $53.1 million for the year ended December 31, 2007, compared to $48.7 million for the same period in 2006, an increase of 9.1%. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the annual expenses we incurred as a stand-alone business. We expect these costs to increase in 2008 as a result of further incremental costs associated with operating on a stand-alone basis subsequent to the Acquisition.

Interest expense. Interest expense for the year ended December 31, 2007, increased to $143.0 million from $57.5 million for the same period in 2006 due to the debt issued as part of the Acquisition and the issuance of the

$250 million senior unsecured floating-rate term loan in January 2007. Interest expense for the year ended December 31, 2007, includes $137.0 million of cash interest expense on our outstanding indebtedness and $5.5 million of non-cash interest expense, including amortization of deferred debt issuance costs.

Restructuring and other charges. Restructuring and other charges include one-time costs for us to operate as a stand-alone business. The charges for the year ended December 31, 2007, were $19.4 million compared to $10.1 million for the five-month period ended December 31, 2006. In conjunction with the Acquisition, we entered into a transition services agreement with International Paper whereby International Paper continued to provide certain services that were necessary for us to run as a stand-alone business. Included in restructuring and other charges for the year ended December 31, 2007, were charges of $4.7 million incurred under the transition services agreement compared to $6.1 million for the five months ended December 31, 2006. We are no longer operating under the transition services agreement.

Income tax expense. For the year ended December 31, 2007, and for the five-month period from August 1, 2006 to December 31, 2006, we incurred no income taxes, compared to income tax expense of $7.0 million for our Predecessor for the seven months ended July 31, 2006.

2006 Combined Successor and Predecessor to 2005 Predecessor

Net Sales. Net sales for the year ended December 31, 2006 were $1,611.2 million compared to $1,603.8 million for the year ended December 31, 2005, an increase of 0.5%. The increase was the result of a 1.1% increase in the average sales price per ton for all of our products in 2006. This increase was partially offset by a 0.7% decrease in the tons sold over the comparable period.

Net sales for our coated and supercalendered papers segment were $1,425.2 million for the year ended December 31, 2006, compared to $1,400.6 million for the year ended December 31, 2005, an increase of 1.8%. The increase was primarily due to higher paper prices, which increased by 0.9% compared to paper prices in 2005 and higher paper volumes of 0.8% over the comparable period.

Net sales for our hardwood market pulp segment were $147.0 million for the year ended December 31, 2006, compared to $139.8 million for the year ended December 31, 2005, an increase of 5.2%. The increase was due to higher sales prices of 5.9%, while volumes decreased 0.8% due to an increase in internal consumption.

Net sales for our other segment were $39.0 million for the year ended December 31, 2006, compared to $63.4 million for the year ended December 31, 2005, a decrease of 38.5%. The decrease was primarily due to the absence of sales in 2006 from paper machine No. 1 at our Androscoggin mill, which was shutdown during 2005 and converted from the production of uncoated paper to the production of softwood pulp used to supply our Bucksport mill.

Cost of sales. Cost of sales for the year ended December 31, 2006 was $1,481.9 million, which included a $5.9 million inventory fair value adjustment, compared to $1,467.6 million for the year ended December 31, 2005, an increase of 1.0%. Our gross margin, excluding depreciation expense, for the year ended December 31, 2006 was 15.5%, compared to 16.6% for the same period in 2005. Excluding the fair value of inventory adjustment, the gross margin for the year ended December 31, 2006 was 15.9%. Depreciation expense for the year ended December 31, 2006 was $121.0 million compared to $129.4 million for the year ended December 31, 2005.

Selling, general and administrative. Selling, general and administrative expenses were $48.7 million for the year ended December 31, 2006, compared to $65.6 million for the same period in 2005, a decrease of 25.8%. The decrease is primarily due to the elimination of an allocation from International Paper for corporate services related to the operation of paper machine No. 1 at the Androscoggin mill, which was shutdown during 2005 and due to the elimination of an allocation from International Paper for corporate services during the five months ended December 31, 2006 compared to receiving a full allocation for the year ended December 31, 2005. For the period following the closing of the Acquisition, selling, general and administrative expenses reflect the actual expenses we incurred as a stand-alone business.

Interest expense. Interest expense for the year ended December 31, 2006 was $57.5 million, compared to $14.8 million for the same period in 2005 due to the debt incurred as a result of the Acquisition.

Restructuring and other charges. Restructuring and other charges in the Successor period are one-time transaction costs for us to run as a stand-alone business. The charges for the five-month period ended December 31, 2006, were $10.1 million which included $6.1 million of transition service agreement costs. In the Predecessor period, restructuring and other charges are severance and related costs associated with the permanent shutdown of the No. 1 paper machine at the Androscoggin mill. The charges for the year ended December 31, 2005, were $10.4 million, which included $3.2 million of asset impairment.

Income tax expense. The income tax expense of $7.0 million for the year ended December 31, 2006, is a decrease in tax expense compared to the year ended December 31, 2005 of $17.9 million, primarily due to our being treated as a partnership for federal tax purposes during the period from August 1, 2006, through December 31, 2006.

Liquidity and Capital Resources

We rely primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures and fluctuations in debt service requirements. We currently have $169.9 million of availability under our revolving credit facility, which is currently undrawn, after deducting for $30.1 million of standby letters of credit that we have issued.

We believe that our ability to manage cash flow and working capital levels, particularly inventory and accounts payable, will allow us to meet our current and future obligations, make scheduled principal and interest payments, and provide funds for working capital, capital expenditures and other needs of the business for at least the next twelve months. However, no assurance can be given that this will be the case, and we may require additional debt or equity financing to meet our working capital requirements. We expect to spend approximately $80 million on capital expenditures during 2008, including approximately $60 million for maintenance and environmental capital expenditures. Thereafter, our annual maintenance and environmental capital expenditures are expected to average approximately $40 million to $50 million per year for the next few years.

In addition, as a holding company, our investments in our operating subsidiaries, including Verso Paper LLC, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our debts is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of our subsidiaries significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of the senior secured credit facilities and the indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. Although the terms of the debt agreements of our subsidiaries do not restrict our operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, we cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations or pay dividends to our stockholders.

Cash provided by operating activities. For the three months ended March 31, 2008, operating activities used net cash of $26.1 million, compared to $76.6 million of net cash used during the three months ended March 31,

2007. The decline in net cash used in operating activities was primarily due to improved performance, with a net loss of $3.1 million in first quarter 2008 compared to a net loss of $35.4 million in 2007 and working capital improvements driven by the rising pricing environment for our products.

For the year ended December 31, 2007, our operating activities generated net cash of $15.0 million, compared to $167.5 million of net cash generated during the comparable period in 2006. The decline was primarily due to a net loss of $111.5 million in 2007, compared to net income of $8.1 million in 2006. Operating activities in 2005 generated net cash of approximately $116.8 million compared to $167.5 million in 2006. The increase in 2006 was primarily driven by improved operations and working capital improvements.

Cash used in investing activities. For the three-month periods ended March 31, 2008 and 2007, we used $12.8 million and $11.0 million, respectively, of net cash in investing activities due to investments in capital expenditures.

For the year ended December 31, 2007, we used $69.1 million of net cash in investing activities, primarily due to investments in capital expenditures. This compares to $1,429.6 million of net cash used during the comparable period in 2006, which reflects the $1.4 billion in cash paid for the Acquisition. In 2005, we used $53.0 million of net cash in investing activities, primarily due to investments in capital expenditures.

Cash used in financing activities. For the three months ended March 31, 2008 and 2007, financing activities provided net cash of $0.1 million, as an increase in short-term borrowings offset principal payments on long-term debt. This compares to $0.4 million of net cash used in 2007 due to principal payments on debt. In addition, 2007 cash flows from financing activities included $242 million of net proceeds from the issuance of the senior unsecured term loan, which proceeds were then distributed to our equity holders.

For the year ended December 31, 2007, the net impact of our financing activities was de minimis. The proceeds from the incurrence of the senior unsecured term loan facility by our subsidiary, Verso Paper Finance Holdings LLC, on January 31, 2007, were distributed to our equity holders. In 2006, net cash provided by financing activities was $1,374.7 million, reflecting the net proceeds from the debt issuance and equity contributions. In 2005, financing activities used $63.8 million, driven by distributions of operating cash flows, net of investing activities, to International Paper.

Indebtedness. Our aggregate indebtedness at March 31, 2008, was $1,419.7 million, including the current portion of our outstanding borrowings.

Our subsidiary, Verso Paper Holdings LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $285 million term loan with a maturity of seven years, which was fully drawn on August 1, 2006; and

•	a $200 million revolving credit facility with a maturity of six years. No amounts were outstanding as of March 31, 2008. Letters of credit of $30.1 million were issued as of March 31, 2008.

The senior secured credit facilities of Verso Paper Holdings LLC are secured by first priority pledges of all the equity interests owned by Verso Paper Holdings LLC in its subsidiaries. These senior secured credit facilities also are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Paper Holdings LLC and each of its direct and indirect subsidiaries. The term loan facility bears interest at a rate equal to LIBOR plus 1.75% and the interest rate was 4.4% at March 31, 2008. The revolving credit facility bears interest at a rate equal to LIBOR plus 2.00%. The obligations under the senior secured credit facilities of Verso Paper Holdings LLC are unconditionally guaranteed by Verso Paper Finance Holdings LLC, parent company of Verso Paper Holdings LLC, and subject to certain exceptions, each of its direct and indirect subsidiaries. In addition to paying interest on outstanding principal under these senior secured credit facilities,

Verso Paper Holdings LLC is required to pay a commitment fee to the lenders under the revolving credit facility in respect of unutilized commitments at a rate equal to 0.50% per annum (subject to reduction upon attainment of certain first lien leverage ratios). Verso Paper Holdings LLC also pays customary letter of credit and agency fees.

The senior secured credit facilities of Verso Paper Holdings LLC are governed by a credit agreement, dated August 1, 2006, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC, the Lenders party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, Lehman Brothers Inc., as Syndication Agent, and Citigroup Global Markets Inc. and Banc of America Securities LLC, as Documentation Agents.

On August 1, 2006, Verso Paper Holdings LLC completed an offering of $350 million in aggregate principal amount of 9 1/8% second-priority senior fixed rate notes due 2014, $250 million in aggregate principal amount of second-priority senior secured floating rate notes due 2014 and $300 million in aggregate principal amount of 11 3/8% senior subordinated notes due 2016. The floating rate notes bear interest at a rate equal to LIBOR plus 3.75% and the interest rate was 7.0% at March 31, 2008. The proceeds of the note offerings were used to finance the Acquisition and to pay related fees and expenses. Our second-priority senior secured notes have the benefit of a second-priority security interest in the collateral securing our senior secured credit facilities. The fixed rate notes pay interest semi-annually and the variable rate notes pay interest quarterly. The senior subordinated notes are unsecured and pay interest semi-annually.

Our subsidiary, Verso Fiber Farm LLC, entered into senior secured credit facilities on August 1, 2006, consisting of:

•	a $10 million term loan with a maturity of four years, which was fully drawn on August 1, 2006; and

•	a $5 million revolving credit facility with a maturity of four years, of which $4.0 million was outstanding as of March 31, 2008.

The senior secured credit facilities of Verso Fiber Farm LLC are secured by first priority interests in, and mortgages on, substantially all tangible and intangible assets of Verso Fiber Farm LLC. The fiber farm term loan facility bears interest at a rate equal to LIBOR plus 3.00% and the interest rate at March 31, 2008 was 6.2%. The fiber farm revolving credit facility also bears interest at a rate equal to LIBOR plus 3.00%. All amounts outstanding under the senior secured credit facilities of Verso Fiber Farm LLC will be repaid with a portion of the net proceeds from this offering.

The senior secured credit facilities of Verso Fiber Farm LLC are governed by a credit agreement, dated August 1, 2006, among Verso Fiber Farm LLC, the Lenders party thereto, and Credit Suisse, Cayman Islands Branch, as Administrative Agent.

On January 31, 2007, our subsidiary, Verso Paper Finance Holdings LLC, entered into a $250 million senior unsecured term loan facility with a maturity of six years. The loan allows the borrower to pay interest either in cash or in kind through the accumulation of the outstanding principal amount. The senior unsecured term loan facility bears interest at a rate equal to LIBOR plus 6.25% and the interest rate at March 31, 2008 was 9.5%. The net proceeds from the incurrence of the term loan facility were distributed to our equity holders. All amounts outstanding under the senior unsecured term loan facility of Verso Paper Finance Holdings LLC will be repaid with a portion of the net proceeds from this offering.

The senior unsecured term loan facility of Verso Paper Finance Holdings LLC is governed by a credit agreement, dated January 31, 2007, among Verso Paper Finance Holdings LLC, Verso Paper Finance Holdings Inc., the Lenders party thereto, Credit Suisse, as Administrative Agent, and Citigroup Global Markets Inc., as Syndication Agent.

All of our senior secured credit facilities contain various restrictive covenants. They prohibit our subsidiaries from prepaying other indebtedness and require us to maintain a maximum consolidated first lien leverage ratio. In addition, our senior secured credit facilities, among other things, restrict our ability to incur indebtedness or liens, make investments or declare or pay any dividends. The indentures governing our second priority senior secured notes and our senior subordinated notes limit our ability to, among other things, to (i) incur additional indebtedness; (ii) pay dividends or make other distributions or repurchase or redeem our stock; (iii) make investments; (iv) sell assets, including capital stock of restricted subsidiaries; (v) enter into agreements restricting our subsidiaries’ ability to pay dividends; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; (vii) enter into transactions with our affiliates; and (viii) incur liens. As of March 31, 2008, we believe we were in compliance with all of the covenants contained in the agreements governing our outstanding indebtedness.

Seasonality

We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors. These seasonal factors are common in the paper industry. Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period. Our third quarter is generally our strongest quarter, reflecting an increase in printing related to end-of-year magazines, increased end-of-year direct mailings and holiday season catalogs. Our working capital and accounts receivables generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. We expect our seasonality trends to continue for the foreseeable future.

Covenant Compliance

Certain covenants contained in the credit agreement governing our senior secured credit facilities and the indentures governing our outstanding notes (i) require the maintenance of a net first lien secured debt to Adjusted EBITDA (as defined below) ratio of 3.25 to 1.0 and (ii) restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges (as defined below) and net senior secured debt to Adjusted EBITDA ratios. The covenants restricting our ability to incur additional indebtedness and make future acquisitions require a ratio of Adjusted EBITDA to Fixed Charges of 2.0 to 1.0 and a ratio of net senior secured debt to Adjusted EBITDA of 6.0 to 1.0, in each case measured on a trailing four-quarter basis. For the purpose of calculating these ratios, pro forma effect is given to any repayment of debt, such as that contemplated with the net proceeds from this offering, as if such transaction occurred at the beginning of the trailing four-quarter period. Although we do not expect to violate any of the provisions in the agreements governing our outstanding indebtedness, these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Risk Factors—Our substantial indebtedness could adversely affect our financial health.”

Fixed Charges are consolidated interest expense excluding the amortization or write-off of deferred financing costs. Cash interest expense is adjusted in the table below to give effect to this offering and the use of the net proceeds therefrom. Adjusted EBITDA is EBITDA further adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our notes to test the permissibility of certain types of transactions. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA and the adjustment to cash interest expense to give effect to this offering and the use of the net proceeds therefrom are appropriate to provide additional information to investors to demonstrate our compliance with our financial covenants and assess our ability to incur additional indebtedness in the future. However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA or Adjusted EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flows or as a measure of liquidity.

The following table reconciles cash flow from operating activities to EBITDA and Adjusted EBITDA for the periods presented. Statement of operations data for the twelve months ended March 31, 2008, is calculated by subtracting the data for the three months ended March 31, 2007, from the data for the year ended December 31, 2007, and adding the data for three months ended March 21, 2008.

	Successor
	Three Months Ended March 31, 2007	Year Ended December 31, 2007	Three Months Ended March 31, 2008	Twelve Months Ended March 31, 2008
	(dollars in millions)
Cash flow from operating activities	$(76.6)	$15.0	$(26.1)	$65.5
Amortization of debt issuance costs	(1.6)	(6.7)	(1.7)	(6.8)
Interest income	(0.9)	(1.5)	(0.2)	(0.8)
Interest expense	33.7	143.0	33.7	143.0
Loss on disposal of fixed assets	(0.1)	(1.0)	(0.1)	(1.0)
Other, net	(0.2)	1.5	(2.8)	(1.1)
Changes in assets and liabilities, net	72.7	2.9	59.8	(10.0)

EBITDA	$27.0	$153.2	$62.6	$188.8
Operational improvements(a)	1.5	6.1	1.4	6.0
Restructuring, severance and other(b)	5.3	19.4	1.7	15.8
Non-cash compensation/ benefits(c)	0.4	0.6	0.1	0.3
Other items, net(d)	0.1	8.0	0.1	8.0

Adjusted EBITDA				$218.9

As adjusted cash interest expense(e)				$107.8
Adjusted EBITDA to as adjusted cash interest expense(e)				2.0
Net senior secured debt to Adjusted EBITDA				3.7
Net first-lien secured debt to Adjusted EBITDA				1.1

(a)	Represents the benefit of lower wood cost at our Sartell mill resulting from the harvest of hybrid poplar from our fiber farm.

(b)	Includes restructuring and severance as per our financial statements. Restructuring includes transition and other non-recurring costs associated with the Acquisition.

(c)	Represents amortization of certain one-time benefit payments.

(d)	Represents earnings adjustments for legal and consulting fees, and other miscellaneous non-recurring items.

(e)	As adjusted cash interest expense gives effect to this offering and reflects a decrease in cash interest expense for the twelve months ended March 31, 2008 equal to $29.5 million as a result of the repayment of the outstanding $250.0 million senior unsecured term loan facility of our subsidiary, Verso Paper Finance Holdings LLC, bearing interest at a rate equal to 9.5% as of March 31, 2008, and the repayment of the outstanding $4.0 million under the revolving credit facility and $10.0 million senior secured term loan of our subsidiary, Verso Fiber Farm LLC, bearing interest at a rate equal to 6.2% as of March 31, 2008, as if this offering and the use of the net proceeds therefrom were consummated on April 1, 2007. Cash interest expense represents gross interest expense related to the debt, excluding amortization of debt issuance costs.

Effect of Inflation

While inflationary increases in certain input costs, such as energy, wood fiber and chemical costs, have an impact on our operating results, changes in general inflation have had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2007. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in millions)
Long-term debt(1)	$2,290.9	$134.4	$277.5	$264.9	$1,614.1
Operating leases	16.3	5.7	7.2	2.2	1.2
Purchase obligations(2)	123.1	47.8	27.7	5.5	42.1
Management agreement(3)	25.0	2.5	5.0	5.0	12.5
Other long-term liabilities reflected on our balance sheet under U.S. GAAP(4)	30.2	1.1	0.3	1.2	27.6

Total	$2,495.50	$191.5	$317.7	$278.8	$1,697.5

(1)	Long-term debt includes principal payments, commitment fees and accrued interest payable. A portion of our interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary.

(2)	Purchase obligations include our unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing and other commitments for advertising, raw materials or storeroom inventory.

(3)	Pursuant to the terms of the management agreement, which expires on August 1, 2018, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. The amount included in the table assumes a minimum annual payment of $2.5 million. Upon consummation of this offering, Apollo will terminate the annual fee arrangement under the management agreement in return for a one-time fee in the amount of $23.1 million. The fee will be paid with the net proceeds from this offering on the date that this offering closes. See “Certain Relationships and Related Party Transactions—Management Agreement.”

(4)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations.

Qualitative and Quantitative Disclosure about Market Risk

We are exposed to market risk from fluctuations in our paper prices, interest rates and commodity prices for our inputs.

Paper prices. Our sales, which we report net of rebates, allowances and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors, which influences supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods.

We are primarily focused on serving two end-user segments: catalogs and magazines. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to be correlated with GDP in the United States and rise with a strong economy. The majority of our products are sold via contracts we maintain with our customers. Contracted sales are more prevalent for coated groundwood paper, as opposed to coated freesheet paper, which is more often sold without a contract. Our contracts generally specify the volumes to be sold to the customer over the contract term, as well as the pricing parameters for those sales. The large portion of contracted sales allows us to plan our production runs well in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency.

We reach our end-users through several channels, including printers, brokers, paper merchants and direct sales to end-users. We sell and market our products to approximately 100 customers. In 2008, no single customer accounted for more than 10% of our total net sales.

Interest Rate Risk. We issued fixed- and floating-rate debt to finance the Acquisition in order to manage our variability to cash flows from interest rates. Borrowings under our senior secured credit facilities and our floating-rate notes accrue interest at variable rates, and a 100 basis point increase in quoted interest rates on our debt balances outstanding as of March 31, 2008, after giving effect to this offering and the use of proceeds therefrom, under our senior secured credit facilities and our floating-rate notes would increase our annual interest expense by $5.1 million. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Derivatives. In the normal course of business, we utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. We have an Energy Risk Management Policy adopted by the Executive Committee of our Board of Directors and monitored by an Energy Risk Management Committee, which is comprised of senior management. In addition, we have an Interest Rate Risk Committee which was formed to monitor our Interest Rate Risk Management Policy. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We manage credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices or interest rates. We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

We do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons. To the extent we do not hedge against commodity price volatility, our results of operations may be affected either favorably or unfavorably by a shift in the future price curve. As of March 31, 2008, we had net unrealized gains of $3.2 million on open commodity swaps with maturities of one to seven months. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. A 10% decrease in commodity prices would have a negative impact of approximately $1.6 million on the fair value of such instruments. This quantification of exposure to market risk does not take into account the offsetting impact of changes in prices on anticipated future energy purchases.

We entered into a $250 million notional value receive-variable, pay-fixed interest rate swap in connection with our outstanding floating rate notes that mature in 2014. We are hedging the cash flow exposure on our quarterly variable-rate interest payments due to changes in the benchmark interest rate (three-month LIBOR). On March 31, 2008, the fair value of this swap was an unrealized loss of $1.6 million. A 10% decrease in interest rates would have a negative impact of approximately $1.2 million on the fair value of such instruments.

Commodity Price Risk. We are subject to changes in our cost of sales caused by movements underlying commodity prices. The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, starch, calcium carbonate, titanium dioxide and others. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates. In 2008, as we begin to utilize wood harvested from our 23,000-acre hybrid poplar fiber farm located near Alexandria, Minnesota, our ongoing wood costs should be positively impacted.

Energy. We produce a large portion of our energy requirements, historically producing approximately 50% of our energy needs for our coated paper mills from sources such as waste wood and paper, hydroelectric facilities, chemicals from our pulping process, our own steam recovery boilers and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future, and our energy costs will increase in a high energy cost environment. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We also utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

PRINCIPAL AND SELLING STOCKHOLDERS

We are a wholly-owned, direct subsidiary of Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP and controls all of the voting interests in Verso Paper Management LP. In connection with the Transactions, Apollo and International Paper made investments in Verso Paper Investments LP, and certain members of our senior management made investments in Verso Paper Management LP. Verso Paper Investments Management LLC, an affiliate of Apollo Global Management LLC, is the general partner of Verso Paper Investments LP and controls all of the voting interests in Verso Paper Investments LP. International Paper’s limited partner interest in Verso Paper Investments LP does not have any voting power, and International Paper does not hold any voting securities of Verso Paper Investments LP. Through its control of Verso Paper Investments LP, Apollo controls, and after this offering will continue to control us.

The following table sets forth sets forth information regarding the beneficial ownership of our shares of common stock before and after the consummation of this offering that are held by:

•	each person who is known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. Verso Paper Management LP, an affiliate of Apollo Global Management LLC and our principal stockholder following the consummation of this offering, will sell up to 2,812,500 shares of our common stock in this offering in the event the underwriters exercise their right to purchase additional shares.

For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have beneficial ownership of any shares of common stock that such person or group has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or group has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Owner	Beneficial ownership prior to this offering		Beneficial ownership after this offering assuming no exercise of option to purchase additional shares		Beneficial ownership assuming full exercise of option to purchase additional shares
	Number	Percent	Number	Percent	Number	Percent
Apollo(1)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Michael A. Jackson(2)(3)	—	—	338,077	*	338,077	*
Robert P. Mundy(2)(4)	—	—	76,067	*	76,067	*
Lyle J. Fellows(2)(5)	—	—	76,067	*	76,067	*
Michael A. Weinhold(2)(6)	—	—	76,067	*	76,067	*
Peter H. Kesser(2)(7)	—	—	63,876	*	63,876	*
Michael E. Ducey(2)(8)	—	—	23,179	*	23,179	*
David W. Oskin(2)(9)	—	—	23,179	*	23,179	*
L.H. Puckett, Jr.(2)(10)	—	—	157,942	*	157,942	*
Joshua J. Harris(11)(12)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Scott M. Kleinman(11)(13)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
Jordan C. Zaken(11)(14)	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%
David B. Sambur(15)	—	—	23,179	*	23,179	*
All directors and officers as a group	38,046,647	100%	38,046,647	67.0%	35,234,147	62.0%

*	Signifies less than 1%.
(1)	All of our outstanding shares of common stock are currently owned by Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP, and Verso Paper Investments Management LLC is the general partner of Verso Paper Investments LP. CMP Apollo LLC is the sole and managing member of Verso Paper Investments Management LLC, Apollo Management VI, L.P. (“Management VI”) is the sole and managing member of CMP Apollo LLC, AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Management VI, Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Apollo Management GP”) is the general partner of Apollo Management. Leon Black, Joshua Harris and Marc Rowan are the principal executive officers and directors of Apollo Management GP. Each of Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management, Apollo Management GP and Messrs. Black, Harris and Rowan disclaims beneficial ownership of the shares owned by Verso Paper Management LP, except to the extent of any pecuniary interest therein. The address of Messrs. Black, Harris and Rowan, and of each of Verso Paper Management LP, Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo Management and Apollo Management GP is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, NY 10019.

(2)	The address of Messrs. Jackson, Mundy, Fellows, Weinhold, Kesser, Ducey, Oskin and Puckett is c/o Verso Paper Corp., 6775 Lenox Court, Suite 400, Memphis, Tennessee 38115-4436. Each of Messrs. Jackson, Mundy, Fellows, Weinhold and Kesser hold non-voting limited partner interests in Verso Paper Management LP.

(3)	Includes 338,077 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(4)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(5)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(6)	Includes 76,067 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(7)	Includes 63,876 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(8)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(9)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(10)	Includes 157,942 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class A Units as well as Class B and C Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(11)

Includes 38,046,647 shares of common stock beneficially owned by Verso Paper Management LP, an affiliate of Apollo Global Management LLC, as to which each of Messrs. Harris, Kleinman and Zaken, each of whom are partners of Apollo Management, expressly disclaim beneficial ownership, except to the extent of any pecuniary interest. The shares of common stock beneficially owned by Apollo are held directly by Verso Paper Management LP. The address of Messrs. Harris, Kleinman and Zaken is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

(12)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(13)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(14)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter.

(15)	Includes 23,179 shares of common stock held by Verso Paper Management LP to be received upon the exchange of Class D Units that are vested on the date of this prospectus or will be vested within 60 days thereafter. The address of Mr. Sambur is c/o Apollo Management VI, L.P., 9 West 57th Street, New York, New York 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following discussion reflects our relationships and related party transactions as of and since the effective date of the Transactions and does not reflect relationships prior to that time.

Management Agreement

Upon completion of the Acquisition, Apollo entered into a management agreement with our indirect parent, Verso Paper Investments LP, and our subsidiary, Verso Paper Holdings LLC, relating to the provision of certain financial and strategic advisory services and consulting services. The agreement expires on August 1, 2018. Under the agreement, upon our written request, Apollo has agreed to advise us with respect to matters that relate to proposed financial transactions, acquisitions and other significant business matters. We pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. In addition, at any time prior to the expiration of the management agreement, Apollo has an exclusive right to act, subject to certain exceptions, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, financing or the like if we decide we need to engage someone to fill such role. In the event we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of (x) equity securities, warrants, rights and options acquired or retained, (y) indebtedness acquired, assumed or refinanced and (z) any other consideration or compensation paid in connection with such transaction). Since August 1, 2006, we have paid fees to Apollo totaling $5.3 million, which includes the fee we paid Apollo for its advisory services in connection with the Acquisition.

We agreed to indemnify Apollo and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Pursuant to the terms of the management agreement, upon consummation of this offering, Apollo will terminate the annual fee arrangement for its consulting and advisory services in exchange for the present value of all future annual fee payments. The amount of this payment to Apollo is equal to $23.1 million and will be paid with the net proceeds from this offering. Notwithstanding this payment, the management agreement will continue to be in effect and Apollo will continue to be entitled to receive fees for financial advisory or investment banking services Apollo may provide to us according to the terms described in the preceding paragraph (including the 1% fee described above in the event we are not able to come to an agreement with Apollo in connection with any such role).

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED BALANCE SHEETS

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
ASSETS
Current Assets:
Cash	$19,727	$58,533
Accounts receivable—net	136,549	121,189
Accounts receivable from International Paper Company—net	11,034	12,318
Inventories	136,605	119,620
Prepaid expenses and other assets	3,337	3,935

Total Current Assets	307,252	315,595
Property, plant and equipment—net	1,143,754	1,160,239
Reforestation	11,322	11,144
Intangibles and other assets—net	100,169	97,785
Goodwill	18,695	18,695

Total Assets	$1,581,192	$1,603,458

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$125,636	$128,372
Accounts payable to International Paper Company	4,324	3,872
Accrued liabilities	71,653	93,012
Short-term borrowings	3,975	3,125
Current maturities of long-term debt	2,850	2,850

Total Current Liabilities	208,438	231,231
Long-term debt	1,412,875	1,413,588
Other liabilities	34,794	33,740

Total Liabilities	1,656,107	1,678,559
Commitments and contingencies (Note 11)	—	—
Stockholders’ Equity
Common stock—par value $0.01 (250,000,000 shares authorized and 38,046,647 shares issued and outstanding)	380	380
Paid-in-capital	48,566	48,489
Retained deficit	(117,220)	(114,100)
Accumulated other comprehensive loss	(6,641)	(9,870)

Total Stockholders’ Equity	(74,915)	(75,101)

Total Liabilities and Stockholders’ Equity	$1,581,192	$1,603,458

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Net sales	$453,907	$359,806

COSTS AND EXPENSES:
Cost of products sold—(exclusive of depreciation and amortization)	375,446	316,351
Depreciation and amortization	32,144	29,602
Selling, general and administrative expenses	14,194	11,167
Restructuring and other charges	1,718	5,273

OPERATING INCOME (LOSS)	30,405	(2,587)
Interest income	(191)	(921)
Interest expense	33,716	33,747

LOSS BEFORE INCOME TAXES	(3,120)	(35,413)
INCOME TAX EXPENSE	—	—

NET LOSS	$(3,120)	$(35,413)

Loss per share	$(0.08)	$(0.93)
Common shares outstanding	38,046,647	38,046,647

Included in the financial statement line items above are related-party transactions as follows (Notes 9 and 10):
Net sales	$36,189	$33,458
Purchases included in cost of products sold	1,039	1,301
Restructuring and other charges	847	2,940

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIODS ENDED MARCH 31, 2008 AND 2007

(In thousands of U.S. dollars)	Common Stock	Paid-in- Capital	Retained (Deficit)	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Beginning balance—January 1, 2007	$380	$290,017	$(2,637)	$(7,741)	$280,019
Cash distributions	—	(242,152)	—	—	(242,152)
Net loss	—	—	(35,413)	—	(35,413)
Other comprehensive income:
Prior service cost amortization	—	—	—	196	196

Comprehensive income (loss)	—	—	(35,413)	196	(35,217)

Equity award expense	—	395	—	—	395

Ending balance—March 31, 2007	$380	$48,260	$(38,050)	$(7,545)	$3,045

Beginning balance—January 1, 2008	$380	$48,489	$(114,100)	$(9,870)	$(75,101)
Net loss	—	—	(3,120)	—	(3,120)
Other comprehensive income:
Net unrealized gains on derivative financial instruments	—	—	—	3,011	3,011
Prior service cost amortization	—	—	—	218	218

Comprehensive income (loss)	—	—	(3,120)	3,229	109

Equity award expense	—	77	—	—	77

Ending balance—March 31, 2008	$380	$48,566	$(117,220)	$(6,641)	$(74,915)

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

UNAUDITED CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Cash Flows From Operating Activities:
Net loss	$(3,120)	$(35,413)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization and depletion	32,189	29,602
Amortization of debt issuance costs	1,703	1,598
Loss on disposal of fixed assets	117	91
Other—net	2,841	260
Changes in assets and liabilities:
Accounts receivable	(14,076)	20,426
Inventories	(16,986)	(36,940)
Prepaid expenses and other assets	(5,114)	121
Accounts payable	(2,284)	(40,223)
Accrued liabilities	(21,397)	(16,112)

Net cash used in operating activities	(26,127)	(76,590)

Cash Flows From Investing Activities:
Proceeds from sale of fixed assets	—	—
Capital expenditures	(12,816)	(11,024)

Net cash used in investing activities	(12,816)	(11,024)

Cash Flows From Financing Activities:
Repayments of debt	(713)	(713)
Proceeds from debt issuance	—	250,000
Equity distributions	—	(242,152)
Short-term borrowings	850	200
Debt issuance costs	—	(7,750)

Net cash provided by (used in) financing activities	137	(415)

Net decrease in cash	(38,806)	(88,029)
Cash at beginning of period	58,533	112,479

Cash at end of period	$19,727	$24,450

See notes to unaudited condensed combined financial statements.

VERSO PAPER CORP.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS AS OF MARCH 31, 2008,

AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying combined financial statements include the accounts of Verso Paper One Corp. (which has been renamed Verso Paper Corp.), Verso Paper Two Corp., Verso Paper Three Corp., Verso Paper Four Corp., and Verso Paper Five Corp. (collectively, the “Company”), legal entities under common control of Verso Paper Management LP.

Unless otherwise noted, the terms the “Company”, “we”, “us” and “our” refer collectively to Verso Paper Corp. after giving effect to the consummation of the Acquisition (as defined below). References to the “Division” or “Predecessor” refer to the Coated and Supercalendered Papers Division of International Paper Company (“International Paper”).

On August 1, 2006, we acquired the assets and certain of the liabilities of the Division from International Paper including the mills located in Jay, Maine, Bucksport, Maine, Quinnesec, Michigan and Sartell, Minnesota, together with other related facilities and assets and certain administrative and sales and marketing functions (collectively, the “Acquisition”) pursuant to an Agreement of Purchase and Sale we entered into with International Paper on June 4, 2006.

We were formed by Apollo Management, L.P. and its affiliates (“Apollo”) for the purpose of consummating the Acquisition. In connection with the Acquisition we issued a total of $1,185 million of debt (the “Financing”), consisting of a $285 million in aggregate principal amount term loan B (the “Term Loan B”), $600 million of second-priority senior secured notes, and $300 million of senior subordinated notes. We also raised a $200 million revolving credit facility (together with Term Loan B, the “senior secured credit facilities”), which was undrawn at the closing of the Acquisition. In addition to the Financing, affiliates of Apollo, International Paper and certain members of our senior management contributed approximately $289 million of equity to our parent companies. As used in this report, the term “Acquisition” means collectively, the Acquisition and the Financing.

In addition, we acquired the assets and certain liabilities of Hybrid Poplar Fiber Farm (“Fiber Farm”) of International Paper as of August 1, 2006, for $10 million.

Included in this report are the financial statements of Verso Paper Corp. for the three-month periods ended March 31, 2008 and 2007. In the opinion of Management, the accompanying unaudited combined financial statements include all adjustments that are necessary for the fair presentation of Verso Paper Corp. financial position, results of operations, and cash flows for the interim periods presented. Except as disclosed in the Notes to the unaudited combined financial statements, such adjustments are of a normal, recurring nature. Results for the periods ended March 31, 2008 and 2007, may not necessarily be indicative of full-year results. It is suggested that these financial statements be read in conjunction with the Company’s audited combined financial statements and notes thereto as of December 31, 2007.

Verso Paper Corp., indirect parent company of Verso Paper Finance Holdings LLC and Verso Paper Holdings LLC and a subsidiary of Verso Paper Management LP operates in three operating segments: coated and supercalendared papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendered papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets. The Company includes mills and related woodyards in Bucksport and Jay, Maine; Quinnesec, Michigan; and Sartell, Minnesota. The Company also includes an investment in an energy producing asset located at the Bucksport, Maine, facility and a hardwood plantation located near Alexandria, Minnesota.

2. RECENT ACCOUNTING DEVELOPMENTS

Derivatives and Hedging Activities—In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only addresses disclosure requirements, the adoption of SFAS No. 161 will have no impact on our combined results of operations or combined financial position.

Business Combinations—In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141-R establishes principles and requirements for how an acquirer recognizes and measures identifiable assets acquired, liabilities assumed and noncontrolling interests; recognizes and measures goodwill acquired in a business combination or gain from a bargain purchase; and establishes disclosure requirements. SFAS No. 141-R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company will apply the provisions of SFAS No. 141-R to any future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard is effective, on a prospective basis, for fiscal years, and interim periods within those years, beginning on or after December 15, 2008. The presentation and disclosure requirements for existing minority interests should be applied retrospectively for all periods presented. Early adoption is prohibited. The impact of adopting SFAS No. 160 is not expected to have a material impact on the Company’s combined results of operations or combined financial position.

Fair Value Option for Financial Assets and Financial Liabilities—In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits an entity to measure certain financial assets and financial liabilities at fair value. The Statement’s objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. The Statement is effective as of the beginning of an entity’s fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s combined results of operations or combined financial position.

Fair Value Measurements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 does not address “what” to measure at fair value; instead, it addresses “how” to measure fair value. SFAS No. 157 applies (with limited exceptions) to existing standards that require assets and liabilities to be measured at fair value. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires new disclosures for assets and liabilities measured at fair value based on their level in the hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, FSP 157-2, “Effective Date of FASB Statement No. 157,” delayed the implementation of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to years beginning after November 15, 2008. The impact of adopting the initial provisions of SFAS No. 157 did not have a material impact on the Company’s combined results of operations or combined financial position. The impact of adopting the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company’s combined results of operations or combined financial position.

Sales, Use and Excise Taxes—In June 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force in Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That is, Gross Versus Net Presentation). Issue No. 06-3 requires disclosure of an entity’s accounting policy regarding the presentation of taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, including sales, use, value added and some excise taxes. The Company presents such taxes on a net basis (excluded from revenues and costs). The adoption of Issue No. 06-3 in 2007 had no impact on the Company’s combined results of operations or combined financial position.

Accounting for Uncertainty in Income Taxes—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Company applied the provisions of this interpretation beginning January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s combined results of operations or combined financial position.

3. ACQUISITION

On August 1, 2006, Verso Paper Corp. acquired the Division from International Paper. The purchase price for the Division as of the acquisition date was $1.4 billion. The purchase price was paid partially in cash and partially through a 10% limited partnership interest in Verso Paper Investments, LP., Verso Paper Corp.’s indirect parent company. The acquisition agreement contains various representations, warranties and covenants customary to transactions of this type.

On August 1, 2006, Verso Paper Corp. acquired Fiber Farm, a hardwood plantation owned by International Paper. The purchase price for Fiber Farm as of the acquisition date was $10 million.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Inventories by major category include the following:

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
Raw materials	$22,213	$19,918
Woodyard logs	11,194	3,209
Work-in-process	23,085	19,565
Finished goods	53,526	48,167
Replacement parts and other supplies	26,587	28,761

Inventories	$136,605	$119,620

On March 31, 2008, the Company had approximately $0.8 million of restricted cash reflected in Other assets related to an asset retirement obligation in the state of Michigan. This cash deposit is required by the state and may only be used for the future closure of a landfill. The following table presents an analysis related to the company’s asset retirement obligations included in Other liabilities in the accompanying condensed combined balance sheets:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Asset retirement obligations, January 1	$11,614	$11,855
New liabilities	1,091	310
Accretion expense	156	143
Settlement of existing liabilities	(159)	(36)
Adjustment to existing liabilities	2,273	104

Asset retirement obligations, March 31	$14,975	$12,376

Depreciation expense was $30.5 million and $29.3 million for the three-month periods ended March 31, 2008 and 2007, respectively.

5. INTANGIBLES & OTHER ASSETS

Intangibles and other assets consist of the following:

(In thousands of U.S. dollars)	March 31, 2008	December 31, 2007
Amortizable intangible assets:
Customer relationships—net of accumulated amortization of $2.2 million and $1.8 million, respectively	$11,107	$11,470
Patents—net of accumulated amortization of $0.19 million and $0.16 million, respectively	956	985

Total amortizable intangible assets	12,063	12,455
Unamortizable intangible assets:
Trademarks	21,473	21,473

Other assets:
Financing costs-net of accumulated amortization of $10.7 million and $9.1 million, respectively	41,686	43,410
Deferred major repair	4,227	5,328
Deferred software cost-net of accumulated amortization of $1.7 million and $1.3 million, respectively	3,362	3,765
Replacement parts-net	6,435	4,932
Other	10,923	6,422

Total other assets	66,633	63,857

Intangibles and other assets	$100,169	$97,785

Approximately $0.4 million and $0.2 million of intangible amortization are reflected in depreciation and amortization expense for the three-month periods ended March 31, 2008 and 2007, respectively.

Estimated amortization expense of intangibles for the remainder of 2008 is expected to be $1.2 million and is expected to be approximately $1.4 million, $1.3 million, $1.1 million and $.09 million for the twelve-month periods of 2009, 2010, 2011 and 2012, respectively.

Software cost incurred as part of a major systems project was capitalized and is being amortized over its anticipated useful life of approximately three years. Approximately $0.4 million and $0.2 million of software amortization are reflected in depreciation and amortization expense for the three-month periods ended March 31, 2008 and 2007, respectively.

6. LONG-TERM DEBT

A summary of long-term debt is as follows:

(In thousands of U.S. dollars)	Maturity	Rate	March 31, 2008	December 31, 2007
Fiber Farm Term Loan	8/1/2010	LIBOR + 3.00%	$10,000	$10,000
First Priority Term Loan B	8/1/2013	LIBOR + 1.75%	255,725	256,438
Second Priority Senior Secured Notes—Fixed	8/1/2014	9.13%	350,000	350,000
Second Priority Senior Secured Notes—Floating	8/1/2014	LIBOR + 3.75%	250,000	250,000
Senior Subordinated Notes	8/1/2016	11.38%	300,000	300,000
Senior Unsecured Term Loan	2/1/2013	LIBOR + 6.25%	250,000	250,000

			1,415,725	1,416,438
Less current maturities			(2,850)	(2,850)

Long-term debt			$1,412,875	$1,413,588

Interest expense was $32.5 million while $51.1 million of interest was paid during the three-month period ended March 31, 2008. Interest expense was $32.2 million while $44.3 million of interest was paid during the three-month period ended March 31, 2007.

Amortization of debt issuance costs was $1.7 million and $1.6 million for the three-month periods ended March 31, 2008 and 2007, respectively, and is included in interest expense in the accompanying condensed combined statements of operations.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. The proceeds of the loan were used for a distribution to equity holders and to pay related fees and expenses. The loan allows the borrower to pay interest in cash or in-kind through the accumulation of the outstanding principal amount. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid a distribution of $7.1 million in first quarter 2008. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC.

As of March 31, 2008, $4.0 million was outstanding under Verso Fiber Farm LLC’s $5.0 million revolving credit facility, and is included in short-term borrowings on the condensed combined balance sheets. As of December 31, 2007, $3.1 million was outstanding.

The Company is structured as a holding company and substantially all of its assets are held by its subsidiaries. Consequently, the Company’s subsidiaries conduct all of its consolidated operations and own substantially all of its operating assets. The terms of the senior secured credit facilities and the indentures governing the outstanding notes of the Company’s subsidiaries significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the Company. Although the terms of the debt agreements do not restrict the Company’s operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, the debt agreements may not permit them to provide the Company with sufficient dividends, distributions or loans to fund the Company’s obligations or pay dividends to its stockholders.

7. RETIREMENT PLANS

The company maintains a defined benefit pension plan that provides retirement benefits to hourly employees in Jay, Bucksport and Sartell. The plan provides defined benefits based on years of credited service times a specified flat dollar benefit rate.

The Company makes contributions that are sufficient to fully fund its actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act (ERISA). The Company made contributions of $1.6 million in first quarter 2008, with $1.5 million attributable to the 2007 plan year and $0.1 million attributable to the 2008 plan year. The Company currently expects to make additional contributions of $9.9 million with $8.4 million related to the 2008 plan year and $1.5 million related to the 2007 plan year.

The following table summarizes the components of net periodic expense:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Components of net periodic pension cost:
Service cost	$1,319	$1,254
Interest cost	251	149
Amortization of prior service cost	218	196

Net periodic pension cost	$1,788	$1,599

8. MANAGEMENT EQUITY AWARDS

Certain members of management were granted the right to purchase “Class A” units of Verso Paper Management LP (a limited partner of the ultimate parent of Verso Paper Finance Holdings, LLC). In addition, certain members of management were granted “Class B” and “Class C” units. The Class B units vest over a 5 year period, 20% at the end of each year of service. The Class C units will vest only if certain performance targets are met. Directors were granted “Class D” units of Verso Paper Management LP, which are currently vested.

During the three-month period ended March 31, 2007, additional “Class B” and “Class C” units were granted. The fair value of the additional units granted was approximately $0.6 million. Equity award expense of $0.1 million and $0.4 million was recognized in the three-month periods ended March 31, 2008 and 2007, respectively.

9. RELATED PARTY TRANSACTIONS

In conjunction with the Acquisition, we entered into a transition service agreement with International Paper whereby International Paper agreed to continue to provide certain services specified in the agreement that are necessary for us to run as a stand-alone business. The charges for the three-month periods ended March 31, 2008 and 2007, were $0.2 million and $2.2 million, respectively. As of September 30, 2007, we substantially discontinued the usage of services under this agreement.

The Company had net sales to International Paper of approximately $33.5 million and $33.4 million for the three-month periods ended March 31, 2008 and 2007, respectively. The Company had purchases included in cost of products sold from International Paper of approximately $1.0 million and $1.3 million for the three-month periods ended March 31, 2008 and 2007, respectively.

Subsequent to the Acquisition, we entered into a management agreement with Apollo relating to the provision of certain financial and strategic advisory services and consulting services. The agreement expires on August 1, 2018. Under the agreement, we pay Apollo an annual fee for its consulting and advising services in an amount equal to the greater of $2.5 million and 1.25% of our Adjusted EBITDA, as defined in the indentures governing our outstanding notes. Pursuant to this annual fee arrangement, $0.6 million and $0.7 million was expensed during the three month periods ended March 31, 2008 and 2007, respectively. Upon the consummation of our initial public offering, Apollo has the right to terminate the annual fee arrangement for its consulting and advisory services in exchange for the present value of all future annual fee payments under the agreement, which is estimated to be $23.1 million.

In January 2007, Verso Paper Finance Holdings LLC entered into a $250 million senior unsecured floating-rate term loan facility with a maturity of six years. Verso Paper Finance Holdings LLC has no independent operations, consequently, all cash flows used to service the debt obligation will need to be received via a distribution from Verso Paper Holdings LLC. Verso Paper Holdings LLC paid a distribution of $7.1 million in first quarter 2008. Verso Paper Holdings LLC has no obligation to issue distributions to Verso Paper Finance Holdings LLC. The loan allows the borrower to pay interest in cash or in-kind through the accumulation of the outstanding principal amount.

10. RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges are comprised of transition and other non-recurring costs associated with the acquisition and carve out of our operations from those of International Paper; including costs of a transition service agreement with International Paper, technology migration costs, consulting and legal fees, and other one-time costs related to us operating as a stand-alone business. The charges for the three-month periods ended March 31, 2008 and 2007, were $1.7 million and $5.3 million, respectively. The charges in 2008 and 2007 included $0.2 million and $2.2 million, respectively, of transition service agreement costs. As of September 30, 2007, we substantially discontinued the usage of services under this agreement.

11. COMMITMENTS AND CONTINGENCIES

Contingencies—Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims are pending against the Company and its subsidiaries. Although the Company cannot predict the outcome of these claims, after consulting with counsel, management is of the opinion that when resolved, these claims will not have a material adverse effect on the combined financial statements of the Company.

In connection with the Acquisition, we assumed a twelve-year supply agreement with Thilmany LLC for the products produced from our paper machine No. 5 at the Jay mill. This agreement requires Thilmany to pay us a variable charge for the paper purchased and a fixed charge for the availability of the No. 5 paper machine. We are responsible for the No. 5 machine’s routine maintenance and Thilmany is responsible for any capital expenditures specific to the machine. As defined in the agreement, Thilmany has the right to terminate the agreement if certain events occur.

The Company has a joint ownership interest with Bucksport Energy LLC, an unrelated third party, in a cogeneration power plant producing steam and electricity. The plant was built in 2000 by the two parties and is located in Bucksport, Maine. Each owner, Verso Bucksport LLC and Bucksport Energy LLC, owns its proportional share of the assets. The plant supports the Bucksport paper mill. The mill owns 28% of the steam and electricity produced by the plant. The mill may purchase its remaining electrical needs from the plant at market rates. The mill is obligated to purchase the remaining 72% of the steam output at fuel cost plus a contractually fixed fee per unit of steam. Power generation and operating expenses are divided on the same basis as ownership. The Bucksport mill has cash which is restricted in its use and may be used only to fund the ongoing energy operations of this investment. Approximately $0.2 million of restricted cash is included in Other assets in the accompanying condensed combined balance sheets at March 31, 2008.

12. INFORMATION BY INDUSTRY SEGMENT

The Company operates in three operating segments: coated and supercalendered papers; hardwood market pulp; and other, consisting of specialty industrial paper. The Company operates in one geographic segment, the United States. The Company’s core business platform is as a producer of coated freesheet, coated groundwood, and uncoated supercalendared papers. These products serve customers in the catalog, magazine, inserts, and commercial print markets.

The following table summarizes the industry segments for the three-month periods ended March 31, 2008 and 2007:

(In thousands of U.S. dollars)	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007
Net Sales:
Coated and supercalendered	$404,931	$314,762
Hardwood market pulp	39,107	36,047
Other	9,869	8,997

Total	$453,907	$359,806

Operating Income (Loss):
Coated and supercalendered	$21,354	$(7,817)
Hardwood market pulp	10,498	6,825
Other	(1,447)	(1,595)

Total	$30,405	$(2,587)

Depreciation and Amortization:
Coated and supercalendered	$26,770	$24,725
Hardwood market pulp	4,647	4,218
Other	727	659

Total	$32,144	$29,602

Capital Spending:
Coated and supercalendered	$9,408	$10,378
Hardwood market pulp	2,873	174
Other	535	472

Total	$12,816	$11,024

13. DERIVATIVE INSTRUMENTS AND HEDGES

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. The Company manages credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. The Company manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied. For a cash flow hedge accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the unaudited condensed combined statements of cash flows.

The Company enters into short-term, fixed-price energy swaps as hedges designed to mitigate the risk of changes in commodity prices for future purchase commitments. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. Effective November 1, 2007, the Company designated its energy hedging relationships as cash flow hedges under SFAS No. 133. For the period of time these hedge relationships were not designated under SFAS No. 133, the swaps were measured at fair value with gains or losses included in current earnings. Subsequent to designation, net losses attributable to effective hedging are recorded in accumulated other comprehensive income, and the ineffective portion continues to be recognized in cost of products sold.

During the three months ended March 31, 2008, net settlements on these swaps resulted in an increase of $0.6 million in cost of products sold. On March 31, 2008, the fair values of these swaps were unrealized gains of $3.2 million. Unrealized gains on open derivative contracts recognized in cost of products sold were negligible in 2008. In addition, net gains related to the effective portion of SFAS No. 133 hedges of $2.7 million were recorded in accumulated other comprehensive income on March 31, 2008. Net gains included in other comprehensive income on March 31, 2008, are expected to be reclassified into cost of products sold in the same period when the hedged cash flows affect earnings and will decrease income or increase expense on the respective hedged cash flows. Assuming no change in open cash flow derivative hedge positions, the net gains are expected to be reclassified into earnings in 2008.

In February 2008, the Company entered into a $250 million notional value receive-variable, pay-fixed interest rate swap in connection with the Company’s outstanding floating rate notes that mature in 2014. The notes pay interest quarterly based on a three-month LIBOR. The Company is hedging the cash flow exposure on its quarterly variable-rate interest payments due to changes in the benchmark interest rate (three-month LIBOR). On March 31, 2008, the fair value of this swap was an unrealized loss of $1.6 million. In addition, net losses of $1.8 million were recorded in accumulated other comprehensive income on March 31, 2008. Net losses included in other comprehensive income on March 31, 2008, are expected to be reclassified into interest expense in the same period when the hedged cash flows affect earnings and will decrease or increase interest expense on the respective hedged cash flows. Net gains reclassified from other comprehensive income decreased interest expense by $0.2 million for the three months ended March 31, 2008. Net losses of approximately $1.1 million are expected to be reclassified from accumulated other comprehensive income into earnings within the next 12 months.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 as it relates to financial assets and liabilities as of January 1, 2008. The FASB deferred the effective date of SFAS No. 157 as it relates to fair value measurement for nonfinancial assets and liabilities that are not remeasured at fair value on a recurring basis to years beginning after November 15, 2008. The adoption of the initial provisions of SFAS No. 157 did not have a material impact on the Company’s financial statements.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities at the measurement date.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

As of March 31, 2008, the fair values of our financial assets and liabilities are categorized as follows:

(In thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3
ASSETS
Natural gas swaps(a)	$3,238	$—	$3,238	$—
Deferred compensation assets(a)	15	15	—	—

Total assets at fair value	$3,253	$15	$3,238	$—

LIABILITIES
Interest rate swaps(b)	$1,640	$—	$1,640	$—
Deferred compensation liabilities(a)	15	15	—	—

Total liabilities at fair value	$1,655	$15	$1,640	$—

(a)	Based on observable market data.
(b)	Based on observable inputs for the liability (interest rates and yield curves observable at specific intervals).